Exhibit 99.1

Pembina Pipeline Corporation Announces Renewal of Share Repurchase Program

CALGARY, AB, March 8, 2022 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL) (NYSE: PBA) announced today that the Toronto Stock Exchange (the "TSX") has approved the renewal of Pembina's normal course issuer bid (the "NCIB") to purchase up to five percent of its outstanding common shares.

Under the NCIB, purchases of common shares may be made through the facilities of the TSX, the New York Stock Exchange and/or alternative Canadian trading systems, commencing on March 10, 2022, and expiring on the earlier of March 9, 2023, and the date on which Pembina has acquired the maximum number of common shares allowable under the NCIB or the date on which Pembina otherwise decides not to make any further repurchases under the NCIB. As of February 28, 2022, Pembina had 550,362,005 common shares outstanding and is, therefore, permitted to repurchase up to 27,518,100 common shares, being five percent of its outstanding common shares, pursuant to the NCIB. Common shares purchased under the NCIB will be cancelled.

Pembina believes that, from time to time, the market price of its common shares trade at prices that may not adequately reflect their underlying value and the repurchase of common shares for cancellation may represent an attractive use of the Company's financial resources. The actual number of common shares that may be purchased, if any, the timing of any such purchases, and the price at which the common shares are acquired will be determined based on a number of factors, including Pembina's financial performance and flexibility in the context of its financial guardrails, the availability of discretionary cash flow in excess of dividend and capital funding requirements, and the risk-adjusted returns of repurchasing common shares compared to other uses of cash including accretive capital investment opportunities and debt reduction.

The NCIB will be effected in accordance with the TSX's normal course issuer bid rules and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, which contain restrictions on the number of common shares that may be purchased on a single day, subject to certain exceptions for block purchases, based on the average daily trading volumes of Pembina's common shares on the applicable exchange. Subject to exceptions for block purchases, Pembina will limit daily purchases of common shares on the TSX in connection with the NCIB to no more than 25 percent (520,137 common shares) of the six-month average daily trading volume of the common shares on the TSX (2,080,550 common shares) during any trading day.

Purchases under the NCIB will be made through open market purchases at market price, as well as by other means as may be permitted under applicable securities laws, including private agreements. Any purchases made by private agreement under an issuer bid exemption order issued by a securities regulatory authority will be at a discount to the prevailing market price as provided in any such exemption order.

Pembina has entered into an automatic purchase plan with a broker, which will enable Pembina to provide standard instructions and purchase common shares on the open market during self-imposed blackout periods. Outside of these blackout periods, common shares may be purchased in accordance with management's discretion.

Pembina's prior NCIB for the purchase of up to 27,497,469 common shares expired on March 1, 2022. Pembina repurchased an aggregate of 450,000 common shares at a weighted-average price of $37.77 per common share, excluding brokerage fees, under its prior NCIB. Purchases were made on the open market.

About Pembina

Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and a growing export terminals business. Through our integrated value chain, we seek to provide safe and reliable infrastructure solutions which connect producers and consumers of energy across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit pembina.com.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets:

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and inclusive work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "intend", "will", "shall", and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements relating to Pembina's intention to commence the NCIB and the timing, methods and quantity of any purchases of common shares under the NCIB. These forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, including: prevailing commodity prices, margins and exchange rates, that Pembina's businesses will continue to achieve sustainable financial results and that future results of operations will be consistent with past performance and management expectations in relation thereto, the availability and sources of capital, operating costs, ongoing utilization and future expansions, the ability to reach required commercial agreements, and the ability to obtain required regulatory approvals. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; the ability of Pembina to raise sufficient capital to complete future projects and satisfy future commitments; construction delays; labour and material shortages; risks relating to widespread epidemics or pandemic outbreaks, including the COVID-19 pandemic; general economic, market and business conditions; and the behaviour of financial markets, including fluctuations in interest and exchange rates, the pricing of comparable securities and Pembina's credit ratings; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among others, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form, each for the year ended December 31, 2021, each which can be found at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov and available on Pembina's website at www.pembina.com.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Such forward-looking statements are expressly qualified by the above statements. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

View original content to download multimedia:https://www.prnewswire.com/news-releases/pembina-pipeline-corporation-announces-renewal-of-share-repurchase-program-301497724.html

SOURCE Pembina Pipeline Corporation

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/March2022/08/c5952.html

%CIK: 0001546066

For further information: Investor Relations, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 07:30e 08-MAR-22